UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedule
As of December 31, 2021 and 2020, and
for the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

Plan Participants and Retirement Plans Administrative Committee of the
Intel 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Intel 401(k) Savings Plan (the "Plan") as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2022.

Oak Brook, Illinois
June 9, 2022

Report of Independent Registered Public Accounting Firm

The Plan Participants and the Plan Administrator
Intel 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan (the Plan) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor from 1996 to 2021.

/s/ Ernst & Young LLP

San Jose, California
June 10, 2021

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2021	2020

Investments, at fair value	$21,334,345,746	$17,841,763,446

Receivables:
Notes receivable from participants	107,609,472	93,405,728
Participant contributions	16,275,895	14,402,964
Employer matching contributions	66,012,584	63,382,963
Total receivables	189,897,951	171,191,655
Net assets available for benefits	$21,524,243,697	$18,012,955,101
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions to (deductions from) net assets attributed to:
Participant contributions	$1,069,981,628
Employer matching contributions	412,365,475
Net realized and unrealized appreciation in fair value of investments	2,682,200,604
Interest, dividend and other income	243,388,976
Benefits paid to participants and participant withdrawals	(895,203,773)
Administrative expenses	(169,212)
Net increase before transfer out to other plan	3,512,563,698
Transfer out to other plan	(1,275,102)
Net increase	3,511,288,596

Net assets available for benefits:
Beginning of year	18,012,955,101
End of year	$21,524,243,697
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2021
1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the Company or Plan sponsor). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan, unless they choose a different deferral rate or make an affirmative election not to participate. Deferrals for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, based on the participants' ages. Employee deferrals are subject to the limitations as set forth in the plan document.
Effective January 1, 2020, the Plan added employer matching contributions with immediate eligibility and vesting. The Plan was also amended to allow for after-tax contributions with Roth In-Plan conversions.
Effective December 29, 2021, the Plan was amended to designate certain subsidiaries of Intel Corporation as a Participating Company as defined in the Plan.
The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
State Street Bank and Trust Company (State Street) is the trustee for the Plan and holds substantially all of the investments of the Plan or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.
Administration of the Plan
The Company’s Chief Financial Officer appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for management and control of the Plan assets. Fidelity Workplace Services LLC (Fidelity) is the Plan’s record keeper.

Intel 401(k) Savings Plan
Notes to Financial Statements

Contributions and Participant Accounts
Participant Contributions
Eligible participants may make pre-tax deferrals, after-tax Roth 401(k) deferrals, after-tax deferrals or a combination of deferral types, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual IRS limits. Participants who are 50 years of age or older by the end of a particular plan year are eligible to defer an additional portion of their annual compensation as catch-up deferrals, up to the annual IRS limit.
Effective January 1, 2020, an employee who was an eligible employee before September 27, 2019 and who did not enroll in the Plan or enrolled in the Plan at less than 5% of eligible compensation, as defined by the Plan, was automatically enrolled or re-enrolled in the Plan as of January 1, 2020 at 5% of eligible compensation, provided the participant was an eligible participant and did not make an affirmative election to not enroll in the Plan. An employee who becomes an eligible participant on or after January 1, 2020 is automatically enrolled in the Plan at 5% of eligible compensation as soon as administratively possible, following 45 days after becoming an eligible employee, unless the participant makes an affirmative election to not enroll in the Plan. The participant's automatic enrollment election of 5% will increase by 2% effective the first payroll period ending on or after April 1 of the plan year following the plan year in which the eligible employee's automatic enrollment begins and each successive year until a maximum election of 15% pre-tax deferral is reached, subject to certain limitations.
Deferrals are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Company Contributions
Prior to January 1, 2020, the Plan provided for the Company, at its discretion, to make an annual contribution to the eligible participants' Discretionary Intel Contribution Accounts.
Effective January 1, 2020, eligible employees began receiving Company matching contributions with immediate eligibility. The Company matching contribution made each payroll period was 200% of each eligible employee’s eligible elective deferrals up to 5% of eligible earnings. Effective January 1, 2021, and thereafter, the Company matching contribution made each payroll period is 100% of each eligible employee’s eligible elective deferrals up to 5% of eligible compensation. The Company matching contribution will be trued-up each Plan year to attain the appropriate allocation rate for the plan year as a whole.
Participants have authority over the investment allocation of Company contributions.

Intel 401(k) Savings Plan
Notes to Financial Statements

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, as well as Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.
Vesting
Participants are immediately 100% vested with respect to employee deferrals, Company matching contributions and related earnings. Participants vest in their Discretionary Intel Contribution Account according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
The value of each participant’s account becomes 100% vested when the participant reaches age 60 or upon death while actively employed, or upon total and permanent disability. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment due to a divestiture.
For participants who withdrew from the Plan during 2021, unvested account balances of approximately $7,003,000 were forfeited during the year ended December 31, 2021. As of December 31, 2021 and 2020, approximately $8,930,000 and $6,224,000 of forfeitures were available to be used to reduce future Company matching contributions.

Intel 401(k) Savings Plan
Notes to Financial Statements

Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. Participants may also withdraw amounts from pre-tax and Roth accounts after reaching age 59 1/2 or age 65 in the case of participants employed by Intel Semiconductor of Canada Ltd. In the event of financial hardship (as defined in the plan document), participants may withdraw amounts from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid as a single lump-sum distribution, monthly annuity payments (only pre-tax sources), partial distribution (not available to beneficiaries), or may request that the Plan make a direct rollover distribution to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their account transferred to the Intel Minimum Pension Plan. An annuity is paid to those participants based on the value of their plan account in accordance with the terms of the two plans. There were transfers under this option of $1,275,102 for the year ended December 31, 2021.
Notes Receivable from Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balance in the Plan up to a maximum of $50,000 when combined with all other loans from the Plan and the Intel Retirement Contribution Plan (Intel Contribution Plan). No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of the previous month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from the Plan, the Intel Contribution Plan or a combination of both. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio to which their accounts provided funding for the loan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Intel 401(k) Savings Plan
Notes to Financial Statements

Investment Valuation
Investments held are stated at fair value. See Note 3, "Fair Value Measurements," for discussion on fair value measurements.
The self-directed brokerage accounts consist of mutual funds, exchange traded funds, money market funds and corporate stock.
The fair value of corporate stocks, exchange traded funds, money market funds and mutual funds are valued at quoted prices in an active market.
The Plan invests in units of participation in collective investment trust funds held within a proprietary collective investment trust, the Intel Retirement Plans Collective Investment Trust (the CIT Trust). The Global Trust Company is the trustee and investment manager of each collective investment trust fund offered by the CIT Trust.
The fair value of participation units in the collective investment trust funds and common collective trust funds, from here on termed collective trust funds, are valued using net asset value (NAV) of units held. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. There are no future commitments on any of the collective trust funds.
Income Recognition
Net realized and unrealized appreciation (depreciation) in fair value of investments includes the net realized gain (loss) on investments sold during the year and the net change in unrealized appreciation (depreciation) during the year on investments held at the end of the year.
Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.
Notes Receivable from Participants
Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Company pays the expenses for administration of the Plan.

Intel 401(k) Savings Plan
Notes to Financial Statements

Contributions
Participant deferrals are accrued when withheld from the participants' eligible compensation. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Intel 401(k) Savings Plan
Notes to Financial Statements

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021.

	Assets at Fair Value Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company Common Stock	$545,634,753	$—	$545,634,753
Mutual funds	1,013,317,956	—	1,013,317,956
Self-directed brokerage accounts	2,377,664,122	—	2,377,664,122
Collective trust funds	—	17,397,728,915	17,397,728,915
Total investments, at fair value	$3,936,616,831	$17,397,728,915	$21,334,345,746

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020.

	Assets at Fair Value Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company Common Stock	$527,839,770	$—	$527,839,770
Mutual funds	996,549,487	—	996,549,487
Self-directed brokerage accounts	1,938,506,175	—	1,938,506,175
Collective trust funds	—	14,378,868,014	14,378,868,014
Total investments, at fair value	$3,462,895,432	$14,378,868,014	$17,841,763,446
Assets Reported at Net Asset Value
The following table summarizes investments held by the Plan measured at fair valued based on net asset value per share as of December 31, 2021 and 2020, respectively.

	2021	2020	Redemption Period	Redemption Notice
Collective trust funds	$17,397,728,915	$14,378,868,014	Daily	0-5 days

Intel 401(k) Savings Plan
Notes to Financial Statements

4. Party-In-Interest Transactions
Transactions in shares of the Intel Stock Fund qualify as party-in-interest transactions under the provisions of ERISA. During 2021, the Plan made purchases of the Company’s common stock of $41,847,996 and sales and distributions totaling $42,511,084. In addition, the Plan holds investments managed by affiliates of Fidelity and State Street, which also qualify as party-in-interest transactions. As of December 31, 2021 and 2020, the Plan held $4,578,604,064 and $3,635,340,751, respectively, of investments managed by affiliates of Fidelity and $521,396 and $400,540, respectively, of investments managed by State Street.
The Plan also invests in collective investment trust funds within the CIT Trust, a proprietary collective investment trust, which qualifies as party-in-interest transactions. As of December 31, 2021 and 2020, the Plan held $9,194,867,817 and $7,808,463,184, respectively, in collective investment trust funds within the CIT Trust.
In addition, notes receivable from participants, as disclosed in the statements of net assets available for benefits, qualify as party-in-interest transactions.
5. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments.
The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the Intel Stock Fund. Policies have been established by the IPC to limit the Plan’s risk exposure through prudent diversification and investment of the Plan’s assets.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Intel 401(k) Savings Plan
Notes to Financial Statements
7. Income Tax Status
The Plan received a determination letter dated October 16, 2015 from the Internal Revenue Service (IRS) stating that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions. The Plan was under audit for the years 2011 to 2017. The audit was closed in April of 2020.
8. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.
9. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2021	2020

Net assets available for benefits per the financial statements	$21,524,243,697	$18,012,955,101
Amounts allocated to withdrawing participants	(1,856,576)	(1,817,565)
Net assets available for benefits per the Form 5500	$21,522,387,121	$18,011,137,536

Intel 401(k) Savings Plan
Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2021 to the Form 5500:

Benefits paid to participants per the financial statements	$895,203,773
Less: Amount allocated to withdrawing participants at December 31, 2020	(1,817,565)
Add: Amount allocated to withdrawing participants at December 31, 2021	1,856,576
Benefits paid to participants per the Form 5500	$895,242,784
Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
10. Subsequent Events
The plan changed trustees from State Street to The Bank of New York Mellon for plan years beginning 2022.

Supplemental Schedule

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Mutual funds:
	American Funds EuroPacific Growth Fund		$394,775,537
	Dodge & Cox Stock Fund		618,542,419
	Total mutual funds		1,013,317,956

	Collective trust funds:
	BlackRock Total Return Bond Fund		16,497,191
	BlackRock U.S. Debt Index Fund F		569,653,098
	BlackRock 2500 Index Fund F		916,854,322
	BlackRock ACWI EX US IMI Index Fund		273,298,693
	BlackRock Equity Index Fund F		2,920,788,018
*	Fidelity Growth Company Fund		2,935,763,555
*	Fidelity Low-Priced Stock Fund		570,006,221
*	Intel Retirement Plans Collective Investment Trust
	Intel Target Date Income Fund		105,412,876
	Intel Target Date 2015 Fund		163,424,732
	Intel Target Date 2020 Fund		517,601,180
	Intel Target Date 2025 Fund		1,309,594,100
	Intel Target Date 2030 Fund		1,463,953,756
	Intel Target Date 2035 Fund		1,752,689,395
	Intel Target Date 2040 Fund		1,044,616,671
	Intel Target Date 2045 Fund		921,189,854
	Intel Target Date 2050 Fund		576,953,695
	Intel Target Date 2055 Fund		282,773,649
	Intel Target Date 2060 Fund		28,981,753
	Intel Global Diversified Fund		79,503,585
	Intel Stable Value Fund		948,172,571
	Total Intel Retirement Plans Collective Investment Trust		9,194,867,817
	Total collective trust funds		17,397,728,915

*	Self-directed brokerage accounts		2,377,664,122

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Intel Corporation		$545,634,753

	Total investments		$21,334,345,746

*	Participant loans	Interest at 4.25% - 6.50%, maturing through 2031	$107,609,472

Column (d) for cost has been omitted as all investments are participant-directed.
* Indicates party-in-interest to the Plan. The Self directed brokerage accounts include certain investments considered to be party-in-interest investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN

Date: June 9, 2022	By: /s/ Barbara Santiago

Barbara Santiago, Vice President, Corporate Accounting Controller